

February 28, 2012

Via E-mail
James M. Rallo
Chief Financial Officer and Treasurer
Liquidity Services, Inc.
1920 L St. N.W., 6th Floor
Washington, DC 20036

> **Re:** **Liquidity Services, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2011**
> **Filed December 9, 2011**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2011**
> **Filed February 8, 2012**
> **File No. 000-51813**

Dear Mr. Rallo:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metrics, page 38

1. Please explain further your metric for total registered buyers and how it is used in evaluating your operational performance. In this regard, tell us the number of registered buyers that actively participated in auctions during each of the last three fiscal years and tell us how you consider registered active buyers when analyzing and managing your business. Tell us the number of individual registered buyers included in the 1.9 million total auction participants that participated in auctions during fiscal 2011. Also, tell us the number of registered buyers that were suspended from utilizing your marketplace and

those that asked to be voluntary removed from the database for each period.   In addition, tell us your consideration to include a discussion of registered active buyers and its impact on your revenues and operations. We refer you to SEC Release 33-8350.

Liquidity and Capital Resources, page 47

2.   We note that your discussion of cash flows from operating activities primarily recites the information seen on the face of your cash flow statement. Tell us how you considered disclosing the underlying reasons for material changes in your operating assets and liabilities to better explain the variability in your cash flows. Please refer to the guidance of Section IV of SEC Release No. 34-48960.

Item 15. Exhibits and Financial Statement Schedules

Consolidated Statements of Operations, page 59

3.   We note that for your profit-sharing and purchase models you recognize as revenue the sales price of the inventory paid by the buyer and for your consignment model you recognize commission fee revenue. Tell us how you considered separately disclosing revenues and the related cost of revenue for products (e.g. profit-sharing and purchase model arrangements) and services (e.g. consignment arrangements and buyer premiums). We refer you to Rule 5-03(b)(1) and (2) of Regulation S-X.

Consolidated Statements of Cash Flows, page 61

4.   We note that you recorded incremental tax benefits from the exercise of stock options as a cash inflow from financing activities in fiscal 2011, 2010, and 2009. Please tell us your consideration for separately present a corresponding cash outflow from operating activities for these excess tax benefits pursuant to ASC 230-10-45-17-c and ASC 718-20-55-24. In addition, please tell us where you have classified the excess tax benefit within your cash flows from operating activities in each year presented.

Note 7. Intangible Assets, page 73

5.   Tell us how you considered presenting the changes in the carrying amount of goodwill during the periods presented pursuant to ASC 350-20-50-1.

6.   Also tell us how you considered providing the tabular information for intangible assets for each period for each period for which a statement of financial position is presented pursuant to ASC 350-30-50-2.

Note 12. Stockholders' Equity, page 76

7.   We note that you provide a description of significant assumptions used to estimate the fair value of your stock options for fiscal 2011. Please tell us how you considered

disclosing this information for fiscal 2010 and 2009 as well given that this information is required for each year for which an income statement is presented pursuant to ASC 718-10-50-2-f.

8.   Additionally, tell us how you considered providing the information in the table on page 79 for options exercisable pursuant to ASC 718-10-50-2-e-2.

Form 10-Q for the Fiscal Quarter Ended December 31, 2011

Note 4. Jacobs Trading Acquisition, page 10

9.   As it relates to the $24.5 million in stock consideration issued, tell us how you considered disclosing the number of shares issued and the valuation methodology management used to determine the fair value common stock issued in connection with the Jacobs Trading acquisition pursuant to ASC 805-30-50-1-b-4. Please provide us with this information in your response.

10.   Additionally, tell us how you considered the requirements of ASC 805-10-50-2-h to disclose the revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period (supplemental pro forma information). Additionally, the nature and amount of any material, nonrecurring pro forma adjustments directly attributable to the business combination(s) included in the reported pro forma revenue and earnings (supplemental pro forma information) should be disclosed. Please provide us with this information in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

James M. Rallo
Liquidity Services, Inc.
February 28, 2012
Page 4

       You may contact Melissa Feider, Staff Accountant at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

                  Sincerely,

                  /s/ Kathleen Collins

                  Kathleen Collins
                  Accounting Branch Chief